

07000868

BB 3/1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMR INVESTMENT BANKERS, INC.

OFFICIAL USE ONLY
8-34906
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 NORTH 159TH STREET EAST, SUITE 200
(No. and Street)

WICHITA (City) KS (State) 67230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM G. MARTIN, JR. 316-733-5081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RON E. BOYLE, CPA
(Name – *if individual, state last, first, middle name*)

550 NORTH 159TH STREET EAST, SUITE 210 (Address) WICHITA (City) KS (State) 67230 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WILLIAM G. MARTIN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMR INVESTMENT BANKERS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


SHERILL HUBERT
Notary Public - State of Kansas
My Appt. Expires 3/22/08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
WASH, D.C.
203
SECTION

MMR INVESTMENT BANKERS, INC

Accountants' Report and Financial Statements

FORM X-17a-5
FOCUS REPORT

Years Ended December 31, 2006 and 2005


RECEIVED

MMR INVESTMENT BANKERS, INC.

Ron E. Boyle, CPA
550 North 159th Street East
Suite 210
Wichita, Kansas 67230-7522
Telephone: (316) 733-6300
Fax: (316) 733-6303
Cell: (316) 648-2560
Email: ronboyle@rebcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
MMR Investment Bankers, Inc.

We have audited the accompanying balance sheet of MMR Investment Bankers, Inc. (a Subchapter S Corporation) as of December 31, 2006, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMR Investment Bankers, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation p the basic financial statements taken as a whole.



Ron E. Boyle, CPA
Wichita, Kansas 67230
February 13, 2007

FINANCIAL STATEMENTS

MMR INVESTMENT BANKERS, INC.
Statement of Financial Condition
December 31, 2006 and 2005

ASSETS

	2006	2005
Current Assets:		
Cash and equivalents	$ 32,860	$ 37,630
Employee receivable	2,500	2,500
Accounts receivable-trade	26,425	14,208
Total current assets	61,785	54,338
Property & Equipment:		
Furniture and equipment	191,154	191,154
Less accumulated depreciation	(186,887)	(185,180)
Net property & equipment	4,267	5,974
Total Assets	$ 66,052	$ 60,312

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current Liabilities:		
Accounts payable	$ 849	$ 7,925
Payable to registered representatives	6,582	3,685
Accrued salaries	00	19,213
Sarsep payable	4,433	3,196
Payroll taxes payable	10,230	4,701
Total current liabilities- Not subordinated	22,094	38,720
Stockholders' equity:		
Common stock (150,000 shares authorized, $1 par, 115,000 shares issued and outstanding)	115,000	115,000
Retained earnings (deficit)	(71,042)	(93,408)
Total stockholders' equity	43,958	21,592
Total Liabilities and Stockholders' Equity	$ 66,052	$ 60,312

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Income and Retained Earnings
For the Years Ended December 31, 2006 and 2005

	2006	2005
Income from Operations:		
Underwriting and Concessions	$290,482	$225,515
Consulting	201,700	154,480
Trustee fees	59,626	31,765
Miscellaneous fees and income	4,133	21,632
Total Income	564,941	433,392
Operating Expenses:		
Commissions	95,502	35,582
Salaries	281,874	247,681
Employee benefits	39,075	38,445
Travel, entertainment, education	28,599	26,891
Bank charges	10	00
Insurance and bonds	6,873	5,828
Office supplies, maintenance & repairs	12,495	9,629
Printing and publications	6,043	5,983
Postage and freight	2,596	3.679
Telephone	7,916	10,033
Accounting, auditing & legal	7,732	13,167
Data processing	1,338	00
Business registration, licenses & fees	11,452	11,646
Depreciation	1,707	1,874
Taxes	28,377	26,673
Lease and related expense	8,535	9,067
Membership and dues	200	260
Meetings and training	00	1,191
Utilities	00	715
Miscellaneous	2,440	5,093
Total Operating Expenses	542,764	453,437
Net Operating Income (Loss)	22,177	(20,045)
Interest income	188	197
Net Income (Loss)	22,365	(19,848)
Retained Earnings (deficit)		
Beginning of Year	(93,408)	(73,560)
Rounding	01	00
Retained Earnings (deficit)		
End of Year	$(71,042)	$ (93,408)
Income (Loss) per share	$ .19	$ (.18)

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from operating Activities:		
Cash received from clients	$552,724	$419,184
Interest income	188	197
Cash paid to employees, suppliers for services	(557,682)	(393,439)
Net cash provided (used) in operating Activities	(4,770)	25,942
Cash Flows from Investing Activities:		
Purchase of property & equipment	0	(6,171)
Net cash used by investing activities	0	(6,171)
Net Increase (Decrease) in Cash and Cash Equivalents	(4,770)	19,771
Cash and Cash Equivalents at Beginning of Year	37,630	17,859
Cash and Equivalents at End of Year	$ 32,860	$ 37,630

RECONCILIATION OF NET OPERATING INCOME
TO NET CASH FROM OPERATING ACTIVITIES

	2006	2005
Net Income (Loss)	$ 22,365	$ (19,848)
Adjustment to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation	1,707	1,874
Changes in assets and liabilities		
Decrease/(Increase) in accounts receivable	(12,217)	51,737
Increase/(Decrease) in accounts payable and accrued expenses	(16,625)	(7,821)
Total Adjustments	(27,135)	45,790
Net Increase (decrease) in Cash from Operating Activities	$ (4,770)	$ 25,942

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings	Total
Balance, December 31, 2004	$115,000	$ (73,560)	$ 41,440
Net Loss, December 31, 2005	00	(19,848)	(19,848)
Balance, December 31, 2005	115,000	(93,408)	21,592
Rounding	00	01	01
Net Income, December 31, 2006	00	22,365	22,365
Balance, December 31, 2006	$115,000	$ (71,042)	$ 43,958

The accompanying notes are an integral part of these financial statements.

MMR INVESTMENT BANKERS, INC.
Notes to the Financial Statements
Years Ended December 31, 2006 and 2005

(1) Organization and Nature of Business

MMR Investment Bankers, Inc. was chartered by the State of Kansas as a corporation on August 29, 1985. The purpose of the corporation is to carry on a general brokerage and financial business.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade-date basis. Customer's securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Allowance for Doubtful Accounts

The Company has not established an allowance for doubtful accounts. No receivable is booked until the bond purchaser has remitted the payment to the bond company. The Company's collection is assured at that point. Experience has shown no bad debts.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

Property, furniture and equipment are depreciated on a basis consistent with that used for income tax preparation. Specifically, assets are depreciated over 2 to 7 years on straight-line, accelerated cost recovery system, (ACRS) and modified ACRS (MACRS) as applicable.

	2006	2005
Furniture	$ 0	$ 74
Data processing equipment	88	123
Office equipment	1,619	1,677
Total	$1,707	$1,874

g. Compensated Absences

The company has a policy of two weeks paid vacation and sick leave per salaried employee per year as deemed reasonable. No amounts may be carried over to a subsequent year. No compensated absences have been accrued pursuant to this policy.

h. Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income.

i. Estimates

There are no significant estimates used in preparation of financial statements. Depreciation is the only estimate present.

(3) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2006.

The Company had no other debt at December 31, 2006.

(4) Capital Stock

A summary of the corporation's capital stock at December 31, 2006 is as follows:

Common stock -- $1.00 per value
Authorized -- 150,000 shares
Issued and outstanding -- 115,000 shares

(5) Lease Commitments

Operating lease for copying equipment. The lease term is five years beginning December 23, 2004. The lease agreement states that the lessee is allowed to cancel the agreement at any time for non-funding purposes or non-performance of machine and/or lessor. Lease payments are $375 a month for sixty months and there may be additional charges for color copies.

Future minimum rental payments are as follows:

Year	Amount
2007	$4,500
2008	4,500
2009	4,500

The building rent is a month to month charge.

(6) Defined Contribution Pension Plan

The Company has established a salary reduction Simplified Employee Pension (SARSEP). The SARSEP may be funded through elective deferral of employee salaries and discretionary employer contributions. The total amount of salary reductions during 2006 and 2005 were $50,520 and $4,789, respectively. The company made no employer contributions during 2006 and 2005.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2006 the Company had net capital of $37,191 which was $32,191 in excess of its required net capital of $5,000. At December 31, 2005, the Company had net capital of $13,119 which was $8,119 in excess of its required net capital of $5,000.

MMR INVESTMENT BANKERS, INC.
Notes to the Financial Statements
Years Ended December 31. 2006 and 2005

(8) Financial Instruments

The Company maintains three bank accounts at the same financial institution. The balances are $21.32, $32,738.41 and $100.00. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, there was no credit risk. There is no petty cash balance.

(9) Earnings (loss) per Share

Earnings (loss) per share of common stock is computed by dividing net income (loss) by the number of common shares outstanding for the year.

(10) Risk

a. Cash--bank balances are below the amount covered by FDIC insurance and employees are bonded.
b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(11) Adjustments to Focus Reports

Net income per focus report	$ 22,367
Rounding adjustment	(2)
Adjusted net income	$ 22,365

SUPPLEMENTARY INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
Hours per response. 12.00	

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER
MMR INVESTMENT BANKERS, INC. 13

SEC FILE NO.
8-34906 14

FIRM I.D. NO.
15

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
550 NORTH 159TH STREET EAST
SUITE 200 20
(No. and Street)

WICHITA 21 KANSAS 22 67230 23
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/06 24

AND ENDING (MM/DD/YY)
12/31/06 25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM G. MARTIN, JR. 30

(Area Code) — Telephone No.
(316) 733-5081 31

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedules remain true, correct and complete as previously submitted.

Dated the ____________________ day of ______________________ ,20____

Manual signatures of:

1) ____________________________________
Principal Executive Officer or Managing Partner

2) ____________________________________
Principal Financial Officer or Partner

3) ____________________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ▼1 MMR INVESTMENT BANKERS, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-34906 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 32,860	200			$ 32,860	750
2. Receivables from brokers or dealers:						
A. Clearance account	▼3	295				
B. Other	26,425	300	$	550	26,425	810
3. Receivable from non-customers		355	2,500	600	▼7 2,500	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities	▼4	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost ▼2 $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	▼3					790
		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			▼6	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	4,267	680	▼8 4,267	920
11. Other assets		535		735		930
12. TOTAL ASSETS	▼5 $ 59,285	540	$ 6,767	740	$ 66,052	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.1. Allowable		Non-A.1. Non-Allowable		Total	
13. Bank loans payable	$	1045	$	1255	▼13	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	▼10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	22,094	1205		1385	22,094	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	▼12	1390	▼14	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 22,094	1230	$	1450	$ 22,094	1760

Ownership Equity

21. Sole Proprietorship	▼15 $	1770
22. Partnership (limited partners) ▼11 ($ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	115,000	1792
C. Additional paid-in capital		1793
D. Retained earnings	(71,042)	1794
E. Total	43,958	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 43,958	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 66,052	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/06

COMPUTATION OF NET CAPITAL

Item			Code		Amount	Code
1. Total ownership equity from Statement of Financial Condition				$	43,958	3480
2. Deduct ownership equity not allowable for Net Capital				▼19	( )	3490
3. Total ownership equity qualified for Net Capital					43,958	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities				$	43,958	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	▼17	$ 6,767	3540			
B. Secured demand note delinquency			3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600			
D. Other deductions and/or charges			3610		(6,767)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net capital before haircuts on securities positions				▼20 $	37,191	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments		$	3660			
B. Subordinated securities borrowings			3670			
C. Trading and investment securities:						
1. Exempted securities	▼18		3735			
2. Debt securities			3733			
3. Options			3730			
4. Other securities			3734			
D. Undue Concentration			3650			
E. Other (List)			3736		( )	3740
10. Net Capital				$	37,191	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6 2/3% of line 19)		$	1,473	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	5,000	3760
14. Excess net capital (line 10 less 13)		$	32,191	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	▼22	$	36,970	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	22,094	3790
17. Add:						
A. Drafts for immediate credit	▼21 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	22,094	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	62	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$		3870
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼23	$		3880
23. Net capital requirement (greater of line 21 or 22)		$		3760
24. Excess capital (line 10 less 23)		$		3910
25. Net capital in excess of the greater of:				
A. 5% of combined aggregate debit items or $120,000		$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC.

For the period (MMDDYY) from *24 01/01/06 | 3932 | to 12/31/06 | 3933

Number of months included in this statement 12 | 3931

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3937
b. Commissions on listed option transactions	*25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3941
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			
4. Profits or (losses) from underwriting and selling groups	*26	299,482	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		201,700	3975
8. Other revenue		63,948	3995
9. Total revenue	$	565,130	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners, and voting stockholder officers		124,413	4120
11. Other employee compensation and benefits		320,282	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements ____ 4070			
14. Regulatory fees and expenses		11,377	4195
15. Other expenses		86,691	4100
16. Total expenses	$	542,763	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	22,367	4210
18. Provision for Federal income taxes (for parent only)	*28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of *39 ____ 4338			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of ____ 4239			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	22,367	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC.

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balances, beginning of period				$ 21,592	4240
A. Net income (loss)				22,367	4250
B. Additions (Includes non-conforming capital of	*29 $		4262)		4260
C. Deductions (Includes non-conforming capital of ....ROUNDING	$	1	4272)	(1)	4270
2. Balance, end of period (from item 1800)				$ 43,958	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	*30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MMR INVESTMENT BANKERS, INC. as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
    B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm *30 ________ [4335] [4570]
    D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
*31	4600	4601	4602	4603	4604	4605
*32	4610	4611	4612	4613	4614	4615
*33	4620	4621	4622	4623	4624	4625
*34	4630	4631	4632	4633	4634	4635
*35	4640	4641	4642	4643	4644	4645

Total $ *36 ________ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)
RON E. BOYLE, CPA **70**

ADDRESS
550 NORTH 159TH STREET EAST
SUITE 210

Number and Street	City	State	Zip Code
550 NORTH 159TH STREET EAST SUITE 210 **71**	WICHITA **72**	KANSAS **73**	67230 **74**

CHECK ONE

- ☒ Certified Public Accountant **75**
- ☐ Public Accountant **76**
- ☐ Accountant not resident in United States 77 or any of its possessions **77**

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

Computation for Determination of Reserve
Requirements in accordance with Rule 15~3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d) (4)

and

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2006 and 2005

Under Rule 15c3-3(k) (2) (B) MMR Investment Bankers, Inc. is exempt from a computation for determination of Reserve Requirements as required under 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17a-id) (4) and information related to the possession or control required under Rule 15~3-3.

MMR INVESTMENT BANKERS, INC.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

December 31, 2006

Aggregate indebtedness	
Accrued expense	$ 22,094
Total aggregate indebtedness	$ 22,094
Net capital:	
Credit items:	
Total ownership equity	$ 43,958
Total credit items	$ 43,958
Total deductions and charges	$ 6,767
Net Capital	$ 37,191
Capital requirements:	
Required capital	$ 5,000
Net capital in excess of requirements	$ 32,191
Net capital	$ 37,191
Ratio of aggregate indebtedness to net capital	0.59 to 1

There were no liabilities subordinated to claims of general creditors.

MMR INVESTMENT BANKERS, INC.

Reconciliation o f Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2006

Computation of Net Capital:

Net capital as reported on l/a-5(a) (Focus Report) as of December 31, 2006	$ 37,191

There were no liabilities subordinated to claims of general creditors.

Ron E. Boyle, CPA
550 North 159th Street East
Suite 210
Wichita, Kansas 67230-7522
Telephone: (316) 733-6300
Fax: (316) 733-6303
Cell: (316) 648-2560
Email: ronboyle@rebcpa.com

ACCOUNTANT'S REPORT OF MATERIAL INADEQUACIES

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5 (j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customers' securities during the years ended December 31, 2006 and 2005.



Ron E. Boyle, CPA
February 13, 2007

Ron E. Boyle, CPA
550 North 159th Street East
Suite 210
Wichita, Kansas 67230-7522
Telephone: (316) 733-6300
Fax: (316) 733-6303
Cell: (316) 648-2560
Email: ronboyle@rebcpa.com

Accountant's Report on Internal Control

Board of Directors
MMR Investment Bankers, Inc

In planning and performing our audit of the financial statements and supplemental schedules of MMR Investment Bankers, Inc., (the Company) for the year ended December 31, 2006, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.
Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which" the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or' irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-S(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.



Ron E. Boyle, CPA
February 13, 2007

END